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                                                                   Exhibit 99(d)
                                                                   -------------

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

                                   CHARTER OF

                THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS
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                            (as adopted May 7, 2002)

1.       Purpose.

The Executive Committee (the "Committee") of the Board of Directors (the "Board") of International Flavors & Fragrances Inc. (together with its subsidiaries the "Company") may exercise all of the powers of the Board when such action is required to be taken between regular meetings of the Board and time is of the essence, as a result of which it is not practicable to convene a Special Meeting of the Board. Notwithstanding the foregoing, the Executive Committee may not exercise any power of the Board if applicable law, the Certificate of Incorporation or the By-laws of the Company or any of the provisions of this Charter prohibit the exercise of such power.

2.       Membership.

The Committee is comprised of the Chairman and Chief Executive Officer, who is Chair of the Committee, and the Chairs of each of the standing Committees of the Board, currently the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Board may designate one or more Directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee. No person may be a member of the Committee if his or her service on the Committee would violate any restriction on service imposed by any rule or regulation of the United States Securities and Exchange Commission or any exchange on which shares of the common stock of the Company are traded.

3.       Meetings.

The Committee meets at such times as is necessary to fulfill the Committee's purpose. Committee meetings are convened by the Chair of the Committee, in consultation with Committee members. The Committee may ask members of management, or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meeting and to provide such pertinent information as the Committee may request. The Committee keeps written minutes of its meetings, and the minutes are recorded or filed with the books and records of the Company.

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4.       Committee Responsibilities.

The Committee has all the authority of the Board; provided, however, that the Committee does not have authority with respect to the following matters:

     a. The submission to shareholders of the Company of any matter requiring shareholder approval under the New York Business Corporation Law;
     b. The filling of vacancies in the Board of Directors or in any Committee;
     c. The fixing of compensation of the Directors for serving on the Board or on any Committee;
     d. The amendment or repeal of any By-law, or the adoption of any new By-law; or
     e. The amendment or repeal of any resolution of the Board that by its terms is not so amendable or repealable.

The Committee reviews this Charter not less often than annually and recommends to the Board such changes as the Committee deems appropriate.

5.       Investigations and Studies.

The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities as described above, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist in any such investigation or study.







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